CONSENT OF PETER MONTANO

The undersigned hereby consents to the references to, and the information derived from, the mineral reserve estimates for the Otjikoto project, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 27, 2015, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555 and No. 333-200228) of B2Gold Corp.

/s/ Peter Montano
Peter Montano
March 27, 2015